

Mail Stop 3561

March 27, 2017

Glenn H. Schiffman
Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

      Re: IAC/InterActiveCorp
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed February 28, 2017
               File No. 0-20570

Dear Mr. Schiffman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note advertising revenues attributable to your services agreement with Google declined significantly in 2016 as result of the new contract with Google which became effective April 1, 2016. We also note you recognized a significant goodwill impairment charge driven by the impact from the new Google contract, traffic trends and monetization challenges and the corresponding impact on the current fair value estimate of the Publishing reporting unit. Please revise your disclosure to explain the impact you expect this new contract will have on results going forward. Reference is made to Item 303(a)(3)(ii) of Regulation S-K.

2. We note the table of operating metrics included in your earnings press release filed as an exhibit to Form 8-K filed February 1, 2017. Please tell us your consideration of providing these operating metrics in management's discussion and analysis of results of operations.

3. We note that your comparative discussions of revenues and cost and expenses identify multiple key variables as the primary reasons for the year to year changes in your operating results. We also note that your discussion does not provide any quantification of the impact of each of these variables. Please revise your discussion in future filings to quantify the impact that each material variable or factor referenced in your discussion had on your results of operations to the extent practicable. Refer to the guidance in SEC Release 34-48960 available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Item 8. Consolidated Financial Statements and Supplemental Data

Note 2 – Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page 77

4. You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In doing so, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Note 20 – Consolidated Financial Statement Details, page 110

5. We note you generate revenues from advertising services, membership fees, subscription fees, fees for services rendered, video and media production and distribution, and from sales of footwear and related apparel and accessories. Please tell us what revenue streams are included in the service revenue category in the table of revenues on page 111. Please also tell us why you believe the revenues included in the services category are similar and the factors you considered. Please refer to ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products